Contact

www.linkedin.com/in/bradsweet
(LinkedIn)
www.acgcompanies.com
(Company)

Top Skills

Acquisitions
Loans
Investments

Brad Sweet

"Your life will become better by making other lives better."
San Diego, California, United States

Summary

I founded Same Same But Different Music Festival in 2017. The festival itself has quickly become recognized as one of the next up-and-coming festivals in Southern California garnering attention from notable media outlets like USA Today which named Same Same But Different as it's Best Emerging Music Festival in 2020 and Festival Squad Magazine which declared the festival a "Must-Attend Festival" in 2022. In additional to the music festival each September, the brand Same Same Presents holds 20+ music events throughout each year in the San Diego, Los Angeles and San Francisco areas. Each year, SSBD Festival and Same Same Presents hosts thousands of people across many events that have created a community of like-minded people, not just average concert-goers. Expanding that community has been a sole-focus of Same Same But Different.

Experience

Same Same But Different Festival
Owner / Founder
September 2017 - Present (7 years 10 months)
Perris, CA

Same Same But Different is a weekend-long music festival that takes place annually on the beaches of Lake Perris State Park in Southern California featuring a variety of different genres of music, built to celebrate what makes us all different and unique. Nominated Best New Festival 2018, FestX, Las Vegas - www.ssbdfest.com

Windstream
1 year 3 months

Account Director
November 2018 - January 2020 (1 year 3 months)
Greater San Diego Area

Windstream Enterprise provides cloud-optimized network and communications solutions, including SD-WAN and UCaaS, to empower businesses to solve today's most complex technology challenges. With deep industry knowledge, and an agile, collaborative approach to addressing unique customer needs, we enable businesses to optimize performance, engage customers, and protect against threats, in a constantly evolving cloud connected world.

Account Director
November 2018 - November 2018 (1 month)
Greater San Diego Area

West Unified Communications
Senior Manager, Webinars & Enterprise Streaming at West UC
October 2015 - November 2018 (3 years 2 months)
Greater San Diego Area

Part of the InterCall Digital Media Sales Group specializing in the strategic sale of webcasts, virtual events, video delivery, event assistance and video content management within National Fortune 500 accounts.

InterCall delivers live or on-demand access to conferences, webcasts, video content and more anytime from anywhere around the world. We deliver unique ways to engage your audience like Virtual Environments and Corporate YouTube Portals, so whether you're training a large group, on-boarding new employees or launching a new product, you can reach your audience 24 / 7 / 365.

Qumu Corporation
Account Executive
January 2015 - September 2015 (9 months)

• Account executive for companies fewer than 5000 employees in the southwest region. Responsible for selling live webcast event services, on-premise deployments of video management systems, cloud VOD management platforms as well as hybrid VOD management solutions.

• Responsible for understanding and having a deep knowledge of hardware and software systems for capturing video, encoding and distributing video within an organization, viewing requirements and security protocols. This covers a broad spectrum of technologies depending on each company's needs and existing infrastructure.

InterCall
Digital Media Coordinator
January 2013 - January 2015 (2 years 1 month)

I assist individuals in large organizations by finding the perfect solution for their conferencing or large event needs. Virtually hosting large trainings, new hire programs, marketing initiatives or virtual town hall events are just some of virtual solutions I can help with. I have a deep knowledge of both my client's business needs as well as our technology capabilities to ensure I can help each department get the most out of their virtual events.

Fortune Builder University
Business Development
August 2012 - January 2013 (6 months)

We give you the tools, resources, confidence, support, and expert knowledge to create and run a real estate investment business and spark the entrepreneurial spirit to successfully manage your business and live up to your true potential. We show you the roadmap of how to turn your passion for real estate into a highly profitable business. A business which will provide you and your family the financial freedom and freedom of lifestyle you deserve.

Acer Capital Group
Managing Director
2011 - December 2012 (1 year)

Remington Capital
Senior Executive
June 2005 - April 2011 (5 years 11 months)

Remington Capital, Inc.
Account Executive
August 2003 - June 2005 (1 year 11 months)

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Education

Northern Illinois University
Bachelor of Science (BS), Pre-Physical Therapy Studies · (2003 - 2007)